Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

 Deemed filed under Rule 14a-12 under the

 Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

 Commission File No.: 001-09397

The following questions and answers were made available to employees of Baker Hughes Incorporated:

For U.S. employees only: How will Thrift 401(k) Plan loans be impacted?

The Baker Hughes Thrift Plan loan procedures will remain in place and unchanged until further notice. As the integration planning process continues, loan procedures will be reviewed in detail and, after careful review, final decisions will be made and communicated. There are no decisions to report at this time.

For U.S. employees only: How will retirement benefits be impacted?

Baker Hughes U.S. Retirement benefits under the Thrift 401(k) Plan and the Pension Plan will remain in place and unchanged until further notice. This means that employees can continue to contribute, receive company contributions, process distributions, and accumulate retirement vesting time as the rules apply today. Keep in mind that any vested amounts cannot be taken away under any circumstances. If the Thrift 401(k) Plan or the Pension Plan is terminated following the proposed merger, any employee who is not fully vested under the terms of the plan would become fully vested on the plan termination date. Any termination of the 401(k) or Pension Plan could occur on the same date as the merger or another date. As the integration planning process continues, all benefit programs will be reviewed in detail and, after careful review, final decisions will be made and communicated. There are no decisions to report at this time.

As a reminder, the Pension Plan includes the current cash balance benefit plus the following legacy frozen defined benefit plans:

•	Hughes Tool Company Retirement Plan for Hourly Employees

•	Petrolite Corporation Retirement Plan

•	Process Equipment Division of Ketema Hourly Employees’ Pension Plan

•	Teleco Oilfield Services, Inc. Retirement Plan

•	Retirement Plan for Employees of Oil Dynamics, Inc

•	Early Retirement Subsidy Benefits Under the Baker Hughes and Process Technologies Retirement Plan

Employees with benefits under these legacy frozen defined benefit plans can call the Baker Hughes Benefits Center at 1-866-244-3539 with any questions about their benefit amount, when it is payable, and payment options.

For U.S. employees only: How will benefits be impacted?

As the integration planning process continues, all benefit programs will be reviewed in detail and, after careful review, final decisions will be made and communicated. There are no decisions to report at this time.

For U.S. employees only: What will happen to my Retiree Medical Account (RMA)?

As the integration planning process continues, all benefit programs, including the RMA, will be reviewed in detail and, after careful review, final decisions on any changes to the programs following the closing will be made and communicated. There are no decisions to report at this time, and Baker Hughes intends to continue the RMA and retiree medical plans. However, Baker Hughes reserves the right to amend, cancel, change carriers of, or discontinue all or any part of the plans at any time.

As a reminder of how the plan currently works:

•	An employee must be at least 55 years of age or older with at least 10 years of service and enrolled in a Baker Hughes medical plan at the point of retirement.

•	For pre-65 retirees, the RMA can only be used toward a Baker Hughes Retiree Medical plan. The RMA will automatically be applied towards the plan premiums until it has been depleted and then the employee will be responsible for 100% of the premium. Click here for current pre-65 retiree monthly premiums.

•	After retiring and electing a Baker Hughes pre-65 medical plan, if you terminate coverage at any time, you cannot re-enroll in a Baker Hughes retiree medical plan and you will forfeit the remaining balance of your RMA.

•	For post-65 retirees, if the employee enrolls in coverage through One Exchange, they may use the RMA to pay for medical and prescription drug premiums and eligible out-of-pocket expenses.

At no time will the RMA account balance be paid to the employee in cash, and it cannot be rolled over into another account.

For U.S. employees only: How will Paid Time Off benefits be impacted (e.g., Vacation, Sick Leave and Jury Duty)?

Baker Hughes Paid Time Off (PTO) benefit plans and programs will remain in place, and the integration of PTO benefit plans and programs will only occur after the closing of the proposed merger. Any changes to PTO benefit plans and/or programs will be communicated in a timely manner.

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation (“Newco”) will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the “Combined Proxy Statement/Prospectus”). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes’ website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE’s proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2016, which was filed with the SEC on November 9, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes’ proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

This communication contains “forward-looking” statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between GE and Baker Hughes.  All statements, other than historical facts, including statements regarding the expected timing and structure of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction such as improved operations, enhanced revenues and cash flow, synergies, growth potential, market profile, customers’ business plans and financial strength; the competitive ability and position of the combined company following completion of the proposed transaction, including the projected impact on GE’s earnings per share; oil and natural gas market conditions; costs and availability of resources; legal, economic and regulatory conditions; and any assumptions underlying any of the foregoing, are forward-looking statements.  Forward-looking statements concern future circumstances and results and other statements that are not historical facts and are sometimes identified by the words “may,” “will,” “should,” “potential,” “intend,” “expect,” “endeavor,” “seek,” “anticipate,” “estimate,” “overestimate,” “underestimate,” “believe,” “could,” “project,” “predict,” “continue,” “target” or other similar words or expressions.  Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions.  Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements.  The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved.  Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained; (2) the risk that the proposed transaction may not be completed in the time frame expected by GE or Baker Hughes, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of GE, Baker Hughes and Newco; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in achieving revenue and cost synergies of the combined company; (8) inability to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the contemplated merger or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions, including oil price changes; (13) actions by third parties, including government agencies; and (14) other risk factors as detailed from time to time in GE’s and Baker Hughes’ reports filed with the SEC, including GE’s and Baker Hughes’ annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither GE nor Baker Hughes undertakes any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.  Readers are cautioned not to place undue reliance on any of these forward-looking statements.